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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06047199

DIVISION OF
MARKET REGULATION

August 25, 2006

RECD S.E.C.
SEP 1 4 2006
1088

Act	1934
Section	Regulation M
Rule	102
Public Availability	8-25-06

Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131

Re: Sunset Financial Resources, Inc.
TP No. 06-99

Dear Mr. Pritz:

In regard to your letter dated August 25, 2006, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your correspondence. By doing this we avoid having to recite or summarize the facts set forth in your letter. You seek an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 (Exchange Act) in connection with the planned stock-for-stock merger with Alesco Financial Trust (Alesco) and related issuer tender offer. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

As a consequence of the merger, Sunset Financial Resources, Inc. will be engaged in a distribution of shares subject to Rule 102 of Regulation M. The description of the tender offer in the registration statement filed with the Commission is considered a bid for Sunset Financial Resources, Inc. shares during the applicable restricted period for purposes of Regulation M.

In your letter, you make the following representations:

- The material terms of the tender offer are fully disclosed in the registration statement;
- The tender offer will have no effect on the exchange ratio in the merger or on any condition to the closing of the merger;
- In seeking the consent of its shareholders, Alesco encouraged shareholders to read the registration statement so they could consider the effects of the tender offer in deciding whether or not to approve the merger;
- The tender offer will not commence until after the conclusion of the applicable restricted period;
- The tender offer will be made at a known fixed price; and
- The Alesco shareholders providing necessary consents to approve the merger were ten large institutional investors.

PROCESSED
SEP 2 0 2006
THOMSON
FINANCIAL

1270436

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the Commission hereby grants an exemption from Rule 102 under the Exchange Act. The exemption from Rule 102 is granted solely to permit the disclosure of the tender offer in the registration statement, subject to the condition that other than the bid represented by the description of the tender offer in the registration statement, Sunset Financial Resources, Inc. will not make any other bids for its shares or purchases of its shares during the applicable restricted period.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the antifraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants to the merger and tender offer. The Division expresses no view with respect to any other questions that the transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the transactions.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director

Attachment

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

August 25, 2006

By email and overnight delivery

James A. Brigagliano
Acting Associate Director
Division of Market Regulation
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sunset Financial Resources, Inc.

Dear Mr. Brigagliano,

On behalf of Sunset Financial Resources, Inc., we request the Staff of the Division of Market Regulation of the Securities and Exchange Commission provide an exemption from the prohibitions of Regulation M under the Securities Exchange Act of 1934 in connection with its planned stock-for-stock merger with Alesco Financial Trust and related issuer tender offer.

Background

Sunset is a publicly held company listed on the NYSE. Alesco is a privately held company. Both companies are externally managed specialty finance real estate investment trusts, or REITs. Alesco's shares are held primarily by institutional investors, high net worth individuals involved in the management of Alesco and related persons. Approximately 18 institutions hold approximately 78% of the shares, high net worth individuals involved in management and related persons hold approximately 13% of the shares and private banking clients of a major investment bank hold approximately 9% of the shares. All of Alesco's shareholders are accredited investors.

On April 27, 2006 Sunset and Alesco signed a definitive merger agreement providing for a merger between Alesco and a Sunset subsidiary in which Sunset would issue its shares in exchange for Alesco shares and Alesco would become a wholly owned subsidiary of Sunset. In connection with the merger, Sunset agreed to commence a self tender offer to purchase from its pre-merger stockholders shares representing approximately 29% of its shares at $8.74 per share. The purpose of the tender offer was to provide some liquidity to Sunset stockholders. Over the 20 trading days preceding the announcement of the tender offer and the merger, Sunset's average trading volume on the NYSE was less than 40,000 shares per day. The tender offer will be for over 3 million shares (subject to adjustment). The tender offer is to close immediately prior to the closing of the merger. On July 20, 2006, Sunset and Alesco amended the merger agreement to provide that all Sunset stockholders on the close of business on the last trading day prior to the merger would be paid a dividend of $0.50 per share and to reduce the tender price to $8.24 per share. The closing price of the Sunset shares on the NYSE was $8.52 on August 11, 2006.

The exchange ratio in the merger is subject to adjustment based on the performance of one of Sunset's outstanding loans, but is not subject to adjustment based on the results of the tender offer. No closing condition of the merger relates to the tender offer. The price to be paid in the offer is subject to decrease based on the Sunset loan.

Alesco has obtained the written consent of the holders of a majority of its shares to approve the merger. Ten large institutional investors holding a majority of the shares consented to the merger by August 23, 2006. The tender offer is anticipated to commence no earlier than September 1, 2006 and to close no earlier than October 2, 2006. In connection with the consent solicitation, Alesco holders were encouraged to read Sunset's draft Registration Statement on Form S-4 on file with the commission. The draft Registration Statement prominently discloses information about the tender offer, including in the cover letter to the proxy statement/prospectus. As a private company, Alesco is not subject to the Commission's proxy rules. Sunset will solicit the vote of its stockholders to approve the issuance of shares in the merger, as required by NYSE rules, and certain related matters.

Sunset has filed a Registration Statement on Form S-4 to register the issuance of its shares in the merger. The Registration Statement is not yet effective. Sunset intends to file a Tender Offer Statement on Schedule TO for the tender offer so that it can distribute tender offer materials simultaneously with the distribution of the proxy statement/prospectus for the merger. The merger and tender offer are described in the Registration Statement.

Regulation M

Regulation M is intended to preclude manipulative conduct by persons with an interest in an offering. Regulation M generally prohibits an issuer from bidding for or purchasing its shares during a restricted period. Pursuant to Regulation M, in the case of a merger transaction, such as the proposed merger, the restricted period ends at the end of the period in which the target shareholders can vote on the merger (or the end of any valuation period or election period, if later). The restricted period is based solely on the target company's shareholder vote, not the acquiror company's shareholder vote. For these purposes, a valuation period is a period where the market price of the offered security would be a factor for determining the consideration paid.

As a consequence of the merger, Sunset will be engaged in a distribution of shares for purposes of Regulation M. In this case, the target shareholders (i.e., the Alesco shareholders) will have completed their vote on the merger prior to the commencement of the tender offer. In addition, there is no relevant valuation period. However, we understand that the description of a tender offer in a registration statement filed with the Commission is considered a bid for the subject shares during the applicable Regulation M restricted period. Because the Alesco shareholder consent was obtained after the filing of the Registration Statement, the tender offer may raise Regulation M issues.

In our view, the Sunset tender offer does not involve manipulative conduct and the restrictions imposed by Regulation M should not apply. We believe the tender offer by Sunset should be exempt from the restrictions of Rule 102 because the policies and purposes of Rule 102 would not be furthered by applying it in this context. We draw the Staff's attention to the following factors:

- The material terms of the tender offer are fully disclosed in the Registration Statement (including on the cover page of the proxy statement/prospectus), which is publicly available on EDGAR.

- In seeking the consent of its shareholders, Alesco encouraged them to read the Registration Statement. Alesco shareholders were therefore able to consider the effects of the tender offer in deciding whether to approve the merger.

- Sunset will not make any other bids for its shares or purchases of its shares during any relevant period.

- The tender offer will have no effect on the exchange ratio in the merger or on any condition to the closing of the merger.

- The tender offer will not commence until after the conclusion of the restricted period.

- The tender offer will be made at a known fixed price (subject to possible decrease). Based on current market prices, the offer will be at a below market price.

- The Alesco shareholders providing the necessary consents to approve the merger were ten large institutional investors.

The Commission has granted exemptions from Regulation M in connection with a number of tender offers. We believe the exemptive relief requested here is consistent with the relief granted in no-action letters such as ARAMARK Corporation (available December 14, 2001), Tyson Foods, Inc. (available September 24, 2001) and Team America Corporation (available November 22, 2000).

Conclusion

Based on the facts and circumstances described above, we believe the prohibitions of Regulation M should not apply to Sunset in this particular case. The tender offer would not appear to result in any of the abuses that Rule 102 was designed to prevent. We respectfully request that the Commission grant exemptive relief from the requirements of Rule 102 in connection with Sunset's tender offer. If you have any questions, please call me at 212-878-8220. Due to the timing of the contemplated tender offer and merger, we would appreciate a prompt response.

Very truly yours,

Richard D. Pritz /cl

Richard D. Pritz

cc: Amanda McManus, Division of Corporation Finance
Ken Betts, Locke Liddell & Sapp LLP